Exhibit 99.1

Baidu Announces Filing of Annual Report on Form 20-F for Fiscal Year 2013

BEIJING, March 31, 2014 — Baidu, Inc. (the “Company”) (NASDAQ: BIDU), the leading Chinese language internet search provider, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2013 with the Securities and Exchange Commission on March 28, 2014. The annual report can be accessed on the Company’s investor relations website at http://ir.baidu.com.

The Company will provide a hard copy of its annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to IR Department, Baidu, Inc., Baidu Campus, No. 10, Shangdi 10th Street, Haidian District, Beijing 100085, People’s Republic of China.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

For investor and media inquiries, please contact:

China

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-3776

Email: ir@baidu.com

Nick Beswick

Brunswick Group LLC

Tel: +86-10-5960-8600

Email: baidu@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

Email: baidu@brunswickgroup.com